VIA EDGAR FILING AND FACSIMILE (202) 772-9210

October 6, 2006

Mr. Joshua Forgione

Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE: HomeBanc Corp.

Form 10-K for the year ended December 31, 2005
Forms 10-Q for the quarters ended March 31 and June 30, 2006
Filed 3/15/06
File No. 1-32245

Dear Mr. Forgione:

By this letter, HomeBanc Corp. (“HomeBanc,” the “Company” or “we”) is responding to the comments set forth in your letter dated September 21, 2006. Our response addresses the staff’s comments in the order listed in your letter. Each explanation is preceded by the text of the comment to which it responds.

Form 10-K for the year ended December 21, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SEC Comment

Liquidity and Capital Resources, page 99

1.

In future filings, please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

HomeBanc Corp. Response

The Company’s core business activities include, among other things:

•	the origination of mortgage loans to be held in our investment portfolio, and our receipt of principal and interest payments on those mortgage loans;

•	the origination of mortgage loans to be sold into the secondary market, and our receipt of the proceeds from those sales; and

•	funding, on both a short- and a long-term basis, all of the mortgage loans that we originate.

Our core business activities result in cash flows that are reported in the statement of cash flows in operating activities, as well as in investing activities and financing activities, consistent with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 95, Statement of Cash Flows. As a result, we believe that a comparison of our distributions solely to our cash flows from operating activities would not

Mr. Joshua Forgione

October 6, 2006

provide investors with useful information regarding our liquidity position or our ability to make future distributions that may be required in order to continue to qualify as a real estate investment trust (“REIT”).

In order to better explain the nature of our “cash flows from operations,” and in response to your comment, we will include language, similar in tone and concept to that in the preceding paragraph, in the discussion of Liquidity and Capital Resources in our future periodic filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. We will also further clarify that in the event our cash flows from operating activities, investing activities and financing activities, exclusive of the impact of the payment of a distribution, are insufficient to pay a distribution that we are required to make to maintain our status as a REIT, then our equity offerings, issuances of unsecured debt and the sale of assets (including mortgage loans held for sale and held for investment, and mortgage-backed securities available for sale), are additional sources of cash that we may use to make a particular distribution.

Financial Statements and Notes

SEC Comment

Note 3. Loans and the Allowance for Loan Losses, page 132

2.	Please disclose the information required by Schedule IV: Mortgage Loans on Real Estate in future filings. Refer to Rule 5-04 of Regulation S-X.

HomeBanc Corp. Response

In our future Annual Reports on Form 10-K, beginning with our Annual Report on Form 10-K for the year ended December 31, 2006, we will disclose the information required by Schedule IV – Mortgage Loans on Real Estate, for as long we meet the criteria specified in Schedule III – Real Estate and Accumulated Depreciation.

SEC Comment

Note 5. Premises and Equipment, page 134

3.

We note your disclosure here and on page 34 in regards to the HomeBanc Way II multi-year program to design and implement a new set of business processes, technology and best practices for originating, processing and closing residential mortgage loans. Please advise us and revise your disclosure in future filings to disclose the types of costs incurred related to this project. In addition, please explain to us your basis for capitalizing these costs and cite the relevant literature which supports your accounting. In this regard, please also tell us how you considered the guidance in EITF 97-13.

HomeBanc Corp. Response

The Company has capitalized costs pertaining to HomeBanc Way II in accordance with paragraph 31 of Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and SFAS No. 34, Capitalization of Interest Cost. Those costs include the following, all of which have been incurred during the application development stage:

•	Fees paid to third parties for services provided to develop software, as well as associated direct expenses;

•	Costs of hardware and software necessary for coding and testing;

•	Salaries and benefits of HomeBanc employees engaged in coding and testing the software, to the extent of time spent directly on the project; and

2002 Summit Boulevard • Suite 100 • Atlanta, Georgia 30319

Mr. Joshua Forgione

October 6, 2006

•	Interest costs incurred on the items listed above while developing the software.

Consistent with EITF 97-13, all costs associated with business process reengineering activities have been expensed as incurred.

In future periodic filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, we will disclose in the notes to the consolidated financial statements the nature of the costs which have been capitalized in relation to the HomeBanc Way II program as noted above.

Additional Remarks

In connection with our response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above information responsive to the staff’s comments and will be happy to discuss them further should you desire.

Sincerely yours,

HomeBanc Corp.

/s/ J. MICHAEL BARBER

J. Michael Barber

Executive Vice President and

Chief Accounting Officer

2002 Summit Boulevard • Suite 100 • Atlanta, Georgia 30319